Keidi S. Carrington, Esq.
Attorney at Law
40 Saint Botolph St.
Boston, MA 02116

March 27, 2013



<u>Via U.S. Mail</u>

Tom Kluck
Legal Branch Chief
Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C.

Re: **Oriel Capital Partners, LLC**
Amendment No. 7 to Offering Statement on Form 1-A
Filed March 27, 2013
File No. 024-10307

Dear Mr. Kluck:

I am writing in response to your letter dated November 19, 2012 in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>General</u>

1. **Please update the financial information and financial statements within your filing. The latest balance sheet must be as of a date no more than 180 days before the effective date of your registration statement.**

   The registration statement has been amended to include the updated financial information and financial statements the Commission has requested.

If additional information is needed, please do not hesitate to contact me. Otherwise, please inform me as to when the Company's filing will be approved. Thank you.

Sincerely,



Keidi S. Carrington, Esq.